
07004190

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... E COMMISSION
... 549

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SEC FILE NUMBER
8-14663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/05 (MM/DD/YY) AND ENDING 12/29/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Scudders Mill Road
(No. and Street)

Plainsboro (City) New Jersey (State) 08536 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Maguire (609) 282 - 1285
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH., D.C.
202
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John J. Fosina, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FAM Distributors, Inc. (the "Company") for the year ended December 29, 2006, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer and Treasurer
Title

Sworn before me this 27 day
of Feb., 2007:



Notary Public

PAMELA L. MCKNIGHT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6140821
Qualified in Queens County
My Commission Expires February 13, 2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FAM Distributors, Inc.

We have audited the accompanying balance sheet of FAM Distributors, Inc. (the "Company") as of December 29, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of FAM Distributors, Inc. at December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2007

FAM DISTRIBUTORS, INC.

BALANCE SHEET
DECEMBER 29, 2006

ASSETS

CASH AND CASH EQUIVALENTS—Including marketable security of $873,389	$ 1,346,964
INVESTMENTS—Trading assets, carried at fair value	542
TOTAL	$ 1,347,506

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 969,365
STOCKHOLDER'S EQUITY:	
Common stock, par value—$1.00 per share, authorized 1,000 shares; 100 shares issued and outstanding	100
Additional paid-in capital	310,900
Retained earnings	67,141
Total stockholder's equity	378,141
TOTAL	$ 1,347,506

See notes to balance sheet.

FAM DISTRIBUTORS, INC.

NOTES TO BALANCE SHEET AS OF DECEMBER 29, 2006

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—FAM Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, a participant with the National Securities Clearing Corp. and a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Merrill Lynch Group, Inc. which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent").

Prior to September 29, 2006, the Company acted as the distributor for the sale of shares of certain affiliated investment companies (the "Funds"). On September 29, 2006, the Parent completed the merger of the MLIM investment management segment, the investment advisor and manager to the Funds, with BlackRock, Inc. ("BlackRock"). As a result, as of September 30, 2006, the Funds were no longer affiliated with the Company, but the Company continues to act as a co-distributor of the Funds when shares of the Funds are sold through a commonly controlled subsidiary of the Parent.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include highly liquid marketable securities with an original maturity of three months or less. The majority of the Company's cash is held in a U.S. Treasury Bill. Cash and cash equivalents are carried at cost which approximates fair value.

Investments—The Company maintains investments in certain of the Funds. These investments are classified as trading securities and are carried at fair value. Fair market value is determined based upon the published Net Asset Value as of the end of the reporting period and the changes in fair market value are recognized currently in earnings within interest and other revenue.

Income Taxes—The results of operations of the Company are included in the consolidated U.S. Federal and certain unitary or consolidated U.S. state income tax returns of the Parent. The Company does file certain states' income tax returns on a stand-alone basis. Pursuant to a contract with Merrill Lynch Investment Managers, L.P. ("MLIM LP"), MLIM LP absorbs all tax liabilities incurred. Accordingly, any liability or benefit would be included in the contractual reimbursement from an affiliated entity (see Note 2).

The Parent uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. As provided above, the Company has an agreement with MLIM LP whereby MLIM LP absorbs all tax liabilities incurred. Accordingly, the impact of adoption of FIN 48 will not have a material impact to the opening balance of retained earnings.

2. TRANSACTIONS WITH AFFILIATES

The Company has a contract with MLIM LP, which provides that the Company be reimbursed (charged) to the extent its expenses are greater (less) than revenues, including all current and deferred tax liabilities incurred such as but not limited to income tax, franchise tax, and capital tax.

In performing services under the terms of the distribution agreements with the Funds (see Note 1), MLIM LP provided the use of employees, use of fixed assets and incurred occupancy and other operating expenses for various services on behalf of the Company during the year. The contractual reimbursement agreement with MLIM LP is expected to continue indefinitely.

Certain Funds have adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") pursuant to which the Company receives a fee from the Funds for the services provided and expenses incurred by the Company under its distribution agreement. As authorized by the Plan, the Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") to provide these distribution related services to the Funds. As of December 29, 2006, there were no outstanding fees due from the Funds or due to MLPF&S.

3. TRANSACTIONS WITH NON AFFILIATED BROKER DEALERS

The Company incurs certain expenses related to mutual funds distributed by non-affiliated broker dealers.

4. EMPLOYEE INCENTIVE AND BENEFIT PLANS

The Company participates in several employee compensation and benefit plans sponsored by the Parent. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP"), and the 401(k) Savings & Investment Plan ("401(k) Plan").

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain key employees. The costs associated with these plans are allocated to the Company by the Parent.

ESPP—The ESPP, which is approved by Parent's shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase the Parent's common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date.

RAP, ESOP, and 401(k) Plan—These plans cover substantially all U.S. employees of the Parent who have met specified age and service requirements. The Parent established the RAP and the ESOP, collectively known as the "Retirement Program," for the benefit of employees with one year of service. A separate retirement account is maintained for each participant.

ML&Co. purchased a group annuity contract to guarantee the payment of benefits vested under a defined benefit plan terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

5. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 29, 2006, the Company's ratio of aggregate indebtedness to net capital was 2.71 to 1. The Company's net capital was $358,059, and the required net capital was $64,625.

6. CONTINGENCIES

The Company and certain affiliated companies are parties to certain lawsuits arising from the normal conduct of their business. The Company's potential liability, if any, as a result of this contingency is not reasonably probable or estimable. As of December 29, 2006, the Company has not made any provision for any contingency in the accompanying financial statements. While the ultimate result of the lawsuits against the Company and its affiliates cannot be predicted with certainty, the effect could be material. Under the terms of a contractual reimbursement, any losses incurred would be ultimately borne by MLIM LP.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2007

FAM Distributors, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

In planning and performing our audit of the financial statements of FAM Distributors, Inc. (the "Company") as of and for the year ended December 29, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's consolidated financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be a significant deficiency, as defined above. The significant deficiency related to the controls over capturing, recording, and reporting all transactions in the financial statements. This resulted in the incorrect presentation of certain revenues and expenses. These conditions were considered in determining the nature, timing, and extent of the procedures. As of the date of this report, the Company has taken corrective action to remediate the identified deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph related to the internal accounting controls represents a material inadequacy, as defined by Rule 17a-5(g), for such purposes at December 29, 2006.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END